FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549



                            Report of Foreign Issuer



                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                          For period ending May 24, 2006

                               GlaxoSmithKline plc
                              (Name of registrant)



               980 Great West Road, Brentford, Middlesex, TW8 9GS
                    (Address of principal executive offices)


             Indicate by check mark whether the registrant files or
                 will file annual reports under cover Form 20-F
                                  or Form 40-F


                              Form 20-F x Form 40-F
                                       --


         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                    Yes No x
                                       --






   Notification of Transactions of Directors, Persons Discharging Managerial
                      Responsibility or Connected Persons



I give below details of changes in the interests of Directors, Persons Discharging Managerial Responsibility or Connected Persons in the Ordinary Shares of GlaxoSmithKline plc.




   16 May 2006    The Administrators of the SmithKline Beecham Employee Benefit
                  Trust ("the Trust") notified the Company on 24 May 2006 that
                  1,478 Ordinary shares in the Company had been sold on 16 May
                  2006 on behalf of participants in the GlaxoSmithKline Annual
                  Investment Plan at a price of GBP15.23 per share.

   16 May 2006    The Trust notified the Company on 24 May 2006 that 1,777
                  Ordinary shares in the Company had been transferred on 16 May
                  2006 from the Trust to a participant in the GlaxoSmithKline
                  Annual Ivestment Plan.

   17 May 2006    The Trust notified the Company on 24 May 2006 that 465
                  Ordinary shares in the Company had been sold on 17 May 2006 on behalf of participants in the GlaxoSmithKline Bonus
                  Investment Plan at a price of GBP15.41 per share.

    17 May 2006   The Trust notified the Company on 24 May 2006 that 664
                  Ordinary shares in the Company had been transferred on 17 May
                  2006 from the Trust to a participant in the GlaxoSmithKline
                  Bonus Investment Plan.

   18 May 2006    The Trust notified the Company on 24 May 2006 that 1,616
                  Ordinary shares in the Company had been sold on 18 May 2006 on behalf of participants in the GlaxoSmithKline Annual
                  Investment Plan at a price of GBP15.05 per share.

   18 May 2006    The Trust notified the Company on 24 May 2006 that 2,252
                  Ordinary shares in the Company had been transferred on 18 May 2006 from the Trust to a participant in the GlaxoSmithKline Annual Investment Plan.


The Trust is a discretionary fund of which all non US employees or former employees of GlaxoSmithKline plc and its subsidiaries are potential beneficiaries. One of the Company's directors, Mr J Heslop is therefore interested in the shares held in the fund from time to time in the same way as other non US employees or former employees of GlaxoSmithKline plc and its subsidiaries.


This notification relates to a transaction notified in accordance with Disclosure Rule 3.1.4R(1)(b).



S M Bicknell
Company Secretary



24 May 2006


SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                                             GlaxoSmithKline plc
                                                                    (Registrant)

Date: May 24, 2006                                        By: VICTORIA WHYTE
                                                              ------------------
                                                              Victoria Whyte
                                                 Authorised Signatory for and on
                                                   behalf of GlaxoSmithKline plc